UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 19)*

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(Cusip Number)

Michael Sorrow

 c/o McDermott Will & Emery LLP

444 West Lake Street, Suite, 4000

Chicago, IL 60606

(312) 984-2702

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.

Names of Reporting Persons:

D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 54,176* shares of Common Stock and 2,157,657 shares of Class B Common Stock
	8.	Shared Voting Power: 682,412 shares of Common Stock and 102,412 shares of Class B Common Stock
	9.	Sole Dispositive Power: 54,176 shares of Common Stock and 2,157,657 shares of Class B Common Stock
	10.	Shared Dispositive Power: 682,412 shares of Common Stock and 102,412 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 736,588 shares of Common Stock and 2,260,069 shares of Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.0% of shares of Common Stock (assuming conversion of the Class B) and 44.6% shares of Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

 *Includes vested options for 29,837 shares of Common Stock.

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1.

Names of Reporting Persons:

Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,260,048 shares of Class B Common Stock
	8.	Shared Voting Power: 682,412 shares of Common Stock and 102,412 shares of Class B Common Stock
	9.	Sole Dispositive Power: 2,260,048 shares of Class B Common Stock
	10.	Shared Dispositive Power: 682,412 shares of Common Stock and 102,412 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 682,412shares of Common Stock and 2,362,460 shares of Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.1% of shares of Common Stock (assuming conversion of the Class B) and 46.7% shares of Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock

This Amendment No. 19 of the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons is being filed to report the transactions described in this Schedule 13D. Except as otherwise provided, the information set forth in each item below supplements the information currently contained in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is amended to add the following to Item 4 set forth therein.

On May 3, 2021, Meredith Corporation, an Iowa corporation (the “Company”), Gray Television, Inc., a Georgia corporation (“Parent”), and Gray Hawkeye Stations, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company, Parent and Merger Sub agreed to effect the acquisition of the Company by Parent, immediately after and subject to the consummation of the Spin-Off (as described below), through the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Subject to the terms and conditions set forth in the Merger Agreement and the Separation and Distribution Agreement (as defined below), immediately prior to the closing of the Merger, the Company intends to separate its local media group and national media group operations into two independent companies by distributing (the “Distribution”) to the Company’s shareholders, on a pro rata basis, the issued and outstanding capital stock of Meredith Holdings Corporation, an Iowa corporation and newly formed wholly owned subsidiary of the Company (“SpinCo”), which will hold the Company’s national media group and corporate segments following the separation.

Voting and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons (referred to in the Voting Agreement as the “Shareholders”) entered into a voting and support agreement (the “Voting Agreement”) with Parent. The Voting Agreement requires, among other things, that the Shareholders (i) vote all of the Common Stock and Class B Stock of the Company (collectively, the “Company Stock”) they own in favor of the Merger, and against any competing transaction, (ii) not transfer their shares of Common Stock, with certain exceptions, and (iii) not solicit an alternative transaction or participate in discussions or negotiations regarding an alternative transaction, except when the Company is so permitted. The Voting Agreement will terminate upon (i) the expiration of the Voting Period set forth in the Voting Agreement, (ii) the amendment of the Merger Agreement, without the prior written consent of the Shareholders, in a manner that affects the economics or terms of the Merger Agreement in a manner that is adverse to the Shareholders (including with respect to the reduction of or the imposition of any restriction on a Shareholder’s right to receive the Merger Consideration (as defined in the Merger Agreement), or any reduction in the amount or change in the form of the Merger Consideration), (iii) the extension of the End Date (as defined in the Merger Agreement), without the prior written consent of Shareholders, or (iv) the date and time on which the Merger Agreement is terminated in accordance with its terms. The obligations under the Voting Agreement do not apply to Company Stock held by the Anna K. Meredith Endowment Trust or the Edwin T. Meredith Foundation.

Registration Rights

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a letter agreement (the “Letter Agreement”) with SpinCo under which the Reporting Persons were granted certain demand and resale registration rights with respect to the common stock of SpinCo that the Reporting Persons receive in connection with Distribution.

The foregoing summaries of the Voting Agreement and the Letter Agreement are qualified in their entirety by reference to Exhibits 10.1 and 10.2, respectively, to this Schedule 13D and are specifically incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	D. Mell Meredith Frazier: 736,588.07 shares of Common Stock 7.0%* of Common Stock outstanding) and 2,260,069 shares of Class B Common Stock (44.6% of Class B Common Stock outstanding)

Edwin T. Meredith, IV: 682,412 shares of Common Stock (7.1%* of Common Stock outstanding) and 2,362,460 shares of Class B Common Stock (46.7% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock. The Class B Common Stock is convertible, share for share, into Common Stock.

(b)	See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)	No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 day

(d)	None

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated into Item 6 by reference.

Other than as described in Item 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are added to Item 7:

10.1 Voting Agreement, dated May 3, 2021, by and among Gray Television, Inc., Dianna Mell Meredith Frazier, individually and as trustee / investment adviser of certain Meredith family trusts, and Edwin T. Meredith, IV, as trustee / investment adviser of certain Meredith family trusts.

10.2 Letter Agreement, dated May 3, 2021, by and among Meredith Holdings Corporation, Dianna Mell Meredith Frazier, individually and as trustee / investment adviser of certain Meredith family trusts, and Edwin T. Meredith, IV, as trustee / investment adviser of certain Meredith family trusts.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2021
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier

/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV